Prospectus Supplement No. 10	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated March 19, 2021)	Registration No. 333-252569

Landsea Homes Corporation

41,301,645 Shares of Common Stock

5,500,000 Warrants to Purchase Common Stock

This prospectus supplement no. 10 is being filed to update and supplement information contained in the prospectus dated March 19, 2021 (the “Prospectus”) related to: (1) the issuance by us of up to 7,052,500 shares of our common stock, par value $0.0001 per share (“Common Stock”) that may be issued upon exercise of warrants to purchase Common Stock at an exercise price of $11.50 per share of Common Stock, including the public warrants and the Private Placement Warrants (as defined in the Prospectus); and (2) the offer and sale, from time to time, by the Selling Holders (as defined in the Prospectus) identified in the Prospectus, or their permitted transferees, of (i) up to 41,301,645 shares of Common Stock and (ii) up to 5,500,000 Private Placement Warrants, with the information contained in this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and any prior amendments or supplements thereto and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and warrants are traded on the Nasdaq Global Market under the symbols “LSEA” and “LSEAW,” respectively. On November 9, 2021, the closing price of our Common Stock was $9.07 per share and the closing price of our warrants was $0.2778 per warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 16 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2021.

Recent Developments

Material Weakness

As previously disclosed, management concluded that the Company had a material weakness as of December 31, 2020 relating to the Company’s internal controls over financial reporting with respect to accounting for warrants that we are currently working to remediate. As an “emerging growth company” we are not currently required to comply with the SEC rules that implement Section 404 of SOX, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose; however, in anticipation of becoming subject to the SEC rules that implement Section 404 of SOX by year-end, we have been working to enhance our internal control framework and in doing so, have identified additional material weaknesses relating to an insufficient complement of resources with an appropriate level of expertise, knowledge and training and inadequate documentation of controls commensurate with the financial reporting requirements for an SEC registrant. As management continues to evaluate their internal control environment in preparation for compliance with Section 404 of SOX requirements, additional material weaknesses may be identified.